SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2006

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2006	UPM-KYMMENE CORPORATION

	By:	/s/ Jyrki Salo
Jyrki Salo
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations

UPM-Kymmene Corporation Stock Exchange Release October 31, 2006 at 12:00

UPM Interim Report January-September 2006: Operating profit improved in all divisions

Key figures Q3/2006 (Q3/2005): Earnings per share were EUR 0.29 (EUR 0.21), excluding non-recurring items EUR 0.25 (EUR 0.19). Operating profit was EUR 173 million (EUR 180 million), excluding non-recurring items EUR 209 (EUR 172 million). Sales were EUR 2,495 million (EUR 2,243 million). Transfer of production from the closed production lines to UPM’s other mills improved capacity utilization.

UPM’s President and CEO Jussi Pesonen comments on the third quarter:

“UPM’s business performance improved during the third quarter. All paper divisions reported enhanced operating profit, which is good news. Also the self-adhesive business and wood products, particularly sawmills, performed well. Improved efficiency has enabled us to offset higher costs.”

“Our profitability programme is progressing as planned. Savings in fixed costs will materialize starting from the fourth quarter. The whole organization is focused on implementing the programme and we will be able to deliver what we promised last spring.”

“The annual growth in demand has been healthy this year. We estimate that full year growth in paper demand in Europe will be slightly under 3%. The market balance in coated grades (LWC and WFC) is developing in a positive direction since UPM has promptly implemented the closures.”

“In the fourth quarter good paper demand is estimated to continue. A slight improvement in average paper prices from the third quarter is estimated mainly due to already materialized price increases in fine papers. Good growth in demand for self-adhesive materials and strong markets for both plywood and sawn timber are expected to continue. Costs of raw materials and energy are forecast to continue to rise faster than inflation but an increase in company’s overall costs is expected to be moderate,” says UPM’s President and CEO Jussi Pesonen.

For more information please contact:

Mr Jussi Pesonen, President and CEO, UPM, tel. +358 204 15 0001

Mr Jyrki Salo, Executive Vice President and CFO, UPM, tel. +358 204 15 0011

***

News conference and conference call information

A news conference regarding the Interim Report Q3/2006 will be held today, October 31, 2006, at UPM’s Head Office at 14:00 Finnish time (12:00 GMT, 07:00 EST). The briefing can be followed live on the Internet at the address www.upm-kymmene.com. A recording of the briefing will be available at this address for the following three months.

To participate in the UPM conference call, please dial +44 (0)1452 542 300 at 17:00 Finnish time (15:00 GMT, 10:00 EST). The conference call title is: UPM Interim Report Q3 2006, access code: 7210247. A recording of the discussion can be heard until November 7, 2006 by calling: +44 (0)1452 550 000, access code 7210247#.

In the United States and Canada, the Conference Call toll free number is +1 866 220 1452. The recording can be heard at the toll free dial in number +1 866 247 4222, access code: 7210247#.

***

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding expectations for market growth and developments; expectations for growth and profitability; and

statements preceded by “believes”, “expects”, “anticipates”, “foresees”, or similar expressions, are forward-looking statements. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties which may cause actual results to materially differ from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group’s targeted customers, success of the existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group’s patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group’s products and the pricing pressures thereto, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group’s principal geographic markets or fluctuations in exchange and interest rates. For more detailed information about risk factors, see pages 4-8 of the company’s annual report on form 20-F for the year-ended 31 December, 2005 under “Item 3. Risk Factors”.

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Exchanges

New York Stock Exchange

Main media

www.upm-kymmene.com